SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  13 June 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 02/06/2014
99.2	Circular to Shareholders dated 06/06/2014
99.3	Director/PDMR Shareholding dated 09/06/2014
99.4	Director/PDMR Shareholding - Replacement dated 09/06/2014
99.5	Director/PDMR Shareholding dated 11/06/2014

99.1

InterContinental Hotels Group PLC
(the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 31 May 2014, the Company's issued share capital consisted of 268,452,365 ordinary shares of 14 194/329 pence each with voting rights and the Company held 12,500,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company was 255,952,365.

The above figure, 255,952,365 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

99.2

InterContinental Hotels Group PLC ("IHG" or the "Company")

Special Dividend and Share Consolidation:  Publication of Circular

On Friday, 2 May 2014, the Board of IHG announced its intention to return US$750 million to Shareholders via a Special Dividend with a Share Consolidation. The Board today announces it is publishing a circular (the "Circular") setting out full details of the proposed Special Dividend and associated Share Consolidation and convening a General Meeting to be held on Monday, 30 June 2014 at 9.30am at the Crowne Plaza London Kensington, 100 Cromwell Road, London, SW7 4ER.

Special dividend

The proposed amount of the Special Dividend is US$2.93 (174.9 pence) per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00pm on Monday, 30 June 2014 in pounds sterling and to ADR holders on the record as at 4.00pm (New York time) on Monday, 30 June 2014 (being the close of business on the day before the ADR effective date) in US dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2014. The Special Dividend is expected to be paid to Shareholders and to holders of ADRs on Monday, 14 July 2014.

Share consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company's ordinary share capital. The Share Consolidation will replace every 13 Existing Ordinary Shares with 12 New Ordinary Shares. Upon the Share Consolidation, the nominal value of the Ordinary Shares will change from 14 194/329 pence per Ordinary Share to 15 265/329 pence per Ordinary Share. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Wednesday, 9 July 2014. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on Wednesday, 4 June 2014 (being the last practicable date prior to the posting of the Circular) when the closing mid-market price per Existing Ordinary Share was 2,309 pence and there were 255,793,702 Existing Ordinary Shares in issue (excluding treasury shares), the total amount of the Special Dividend was equivalent to 7.6 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders' percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements) remain unchanged.

Authority to purchase own shares

The Board will also submit to its Shareholders at the General Meeting a proposal for a renewed authority to enable the Company to make market purchases of its New Ordinary Shares following the Share Consolidation. Details of this proposal are set out in the Circular.

Expected timetable

If any of the below times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service. Unless otherwise stated, all references to times given below are to London time.

2014
Latest time and date for receipt of Forms of Proxy	9.30am on Thursday, 26 June
Latest time and date for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	12.00pm (New York time) on Friday, 27 June
General Meeting	9.30am on Monday, 30 June
Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on Monday, 30 June
Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on Monday, 30 June
ADR holder record date for the Special Dividend and for the Share Consolidation	4.00pm (New York time) on Monday, 30 June
Commencement of dealings in New Ordinary Shares	8.00am on Tuesday, 1 July
Ordinary Shares (but not ADSs) marked ex-Special Dividend	Tuesday, 1 July
CREST accounts credited with New Ordinary Shares	Tuesday, 1 July
ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on Tuesday, 1 July
Commencement of dealings in new ADSs	9.30am (New York time) on Tuesday, 1 July
Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	Wednesday, 9 July
Payment of the Special Dividend to Shareholders and to holders of ADRs	Monday, 14 July
Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	Monday, 14 July

Other information

The Circular will be posted or otherwise made available to Shareholders today. The Circular will be available on the IHG website at www.ihgplc.com/investors under financial library, and copies of both the Circular and the form of proxy for use in connection with the General Meeting will shortly be available for inspection at www.hemscott.com/nsm.do.

The £:US$ exchange rate information used above is £0.597:US$1. This rate has been determined using the WM / Reuters closing mid-point spot rate (to three decimal places) as at 4.00pm on Wednesday 4 June 2014.

All definitions used in the Circular to Shareholders dated 6 June 2014 have the same meaning when used in this announcement.

For further information

Investor Relations (Catherine Dolton, David Kellett,	+44 (0)1895 512176	+44 (0)7808 098724
Isabel Green):

Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Merrill Lynch International, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting as a corporate broker to InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Merrill Lynch International nor for providing advice in connection with the proposed Special Dividend and Share Consolidation or the contents of this document or any other matter referred to herein.

Notes for editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with nearly 79 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 688,000 guest rooms in nearly 100 countries and territories, with more than 1,100 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	(i) PAUL EDGECLIFFE-JOHNSON - CHIEF FINANCIAL OFFICER (ii) GEORGE TURNER - EVP, GENERAL COUNSEL AND COMPANY SECRETARY		(i) SPOUSE - ESTHER EDGECLIFFE-JOHNSON (ii) SPOUSE - DARIA TURNER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) PAUL EDGECLIFFE-JOHNSON - 11,465; ESTHER EDGECLIFFE-JOHNSON - 0 (BEFORE TRANSACTION) (ii) GEORGE TURNER - 23,816; DARIA TURNER - 0 (BEFORE TRANSACTION)		(i) (i)TRANSFER TO SPOUSE (ii) (ii)TRANSFER TO SPOUSE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) PAUL EDGECLIFFE-JOHNSON - 11,465 TO SPOUSE (ii) GEORGE TURNER - 12,816 TO SPOUSE		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) NIL (ii) NIL		(i) 6 JUNE 2014, UK (ii) 6 JUNE 2014, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

     (i)    PAUL EDGECLIFFE-JOHNSON -  126,895 INCLUDING ALL NOTIFIABLE INTERESTS;    PERCENTAGE HOLDING IS NEGLIGIBLE

    (ii)   GEORGE TURNER - 152,686 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

			(i) 9 JUNE 2014 (ii) 9 JUNE 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 9 JUNE 2014

99.4

Correction to RNS 1854J released on 9 June 2014. It corrects the number of shares transferred by George Turner to his spouse.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	(i) PAUL EDGECLIFFE-JOHNSON - CHIEF FINANCIAL OFFICER (ii) GEORGE TURNER - EVP, GENERAL COUNSEL AND COMPANY SECRETARY		(i) SPOUSE - ESTHER EDGECLIFFE-JOHNSON (ii) SPOUSE - DARIA TURNER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) PAUL EDGECLIFFE-JOHNSON - 11,465; ESTHER EDGECLIFFE-JOHNSON - 0 (BEFORE TRANSACTION) (ii) GEORGE TURNER - 23,816; DARIA TURNER - 0 (BEFORE TRANSACTION)		(i) TRANSFER TO SPOUSE (ii) TRANSFER TO SPOUSE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) PAUL EDGECLIFFE-JOHNSON - 11,465 TO SPOUSE (ii) GEORGE TURNER - 23,816 TO SPOUSE		NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) NIL (ii) NIL		(i) 6 JUNE 2014, UK (ii) 6 JUNE 2014, UK
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

     (i)    PAUL EDGECLIFFE-JOHNSON -  126,895 INCLUDING ALL NOTIFIABLE INTERESTS;   PERCENTAGE HOLDING IS NEGLIGIBLE

    (ii)   GEORGE TURNER - 152,686 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

			(i) 9 JUNE 2014 (ii) 9 JUNE 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 9 JUNE 2014

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	TRACY ROBBINS - DIRECTOR, EVP, HUMAN RESOURCES AND GROUP OPERATIONS SUPPORT		N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	TRACY ROBBINS		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	30,000 SHARES SOLD		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	SOLD 30,000 SHARES AT £23.097115 PER SHARE		10 JUNE 2014, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	TRACY ROBBINS - 258,756 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE		10 JUNE 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 11 JUNE 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 June 2014